Exhibit 4.13

Financial Support Agreement

This Financial Support Agreement (this “Agreement”) is entered into by and among the following parties as of July 26, 2022 in Shenzhen, the People’s Republic of China (“China”):

Aurora Mobile Limited (“Aurora Cayman”), a company incorporated and existing under the laws of the Cayman Islands, with its address at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands;

JPush Information Consultation (Shenzhen) Co., Ltd. (“WFOE”), a wholly owned foreign enterprise established and existing under the laws of China, with its address at 13/F, Zhongjian Building, No. 006 Keji South 12th Road, High-Tech Zone, Yuehai Sub-district, Nanshan District, Shenzhen;

Luo Weidong, a Chinese citizen with his ID Card No. of [***];

Chen Guangyan, a Chinese citizen with his ID Card No. of [***].

The above four parties are collectively referred to as the “Parties”, and Luo Weidong and Chen Guangyan shall be collectively referred to as the “Shareholders”.

WHEREAS:

A.

The Shareholders are shareholders of Shenzhen Hexun Huagu Information Technology Co., Ltd. (“Hexun Huagu”, a limited liability company established and existing under the laws of China, having its address at 14/F, Zhongjian Building, No. 006 Keji South 12th Road, High-Tech Zone, Yuehai Sub-district, Nanshan District, Shenzhen);

B.	The WFOE is a subsidiary wholly owned by Aurora Cayman through KK MOBILE INVESTMENT LIMITED;

The Parties hereby confirm on the financial and other matters in relation to Hexun Huagu as follows:

1.

Aurora Cayman acknowledges and undertakes that, from the date hereof (the “Effective Date”), it agrees to unconditionally provide financial support (the “Financial Support”) to the Shareholders by itself or through the WFOE in China in the manners and methods permitted by Chinese laws and regulations when required by Hexun Huagu. The Shareholders agree to accept the Financial Support in the manners and methods permitted by Chinese laws and regulations, and undertake to unconditionally use the proceeds from the Financial Support only for funding Hexun Huagu to develop its business.

2.

The repayment time and method shall be subject to the determination of the Parties through separate negotiation in case Aurora Cayman provides the Financial Support either by itself or through the WFOE. To the extent permitted by Chinese laws and other applicable laws, if, in response to the need of Hexun Huagu, the Shareholders exempt Hexun Huagu from its obligation of repaying the Financial Support proceeds, Aurora Cayman will agree to relieve, or instruct WFOE to relieve, the Shareholders of their repayment obligation.

3.	The Shareholders agree that they will, to the extent permitted by Chinese laws and other applicable laws, and as needed by Hexun Huagu, relieve Hexun Huagu of its repayment obligation.

IN WITNESS WHEREOF, the Parties have caused their authorized representatives to execute this Financial Support Agreement, with immediate effect, as of the date first above written.

Aurora Mobile Limited
Company seal: /s/ Aurora Mobile Limited

By:	/s/ Luo Weidong
Name: Luo Weidong
Title: Director

JPush Information Consultation (Shenzhen) Co., Ltd.

Company seal: /s/ JPush Information Consultation (Shenzhen) Co., Ltd.

By:	/s/ Chen Guangyan
Name: Chen Guangyan
Title: Legal Representative

Luo Weidong

By:	/s/ Luo Weidong

Chen Guangyan

By:	/s/ Chen Guangyan